VIA EDGAR AND EMAIL
February 10, 2015
Gus Rodriguez, Accounting Branch Chief
David Irving, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Orrstown Financial Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed March 14, 2014
File No. 001-34292

Dear Mr. Rodriguez and Mr. Irving:
This letter is in response to your comment letter dated December 29, 2014, received on February 3, 2015, regarding the Annual Report on Form 10-K of Orrstown Financial Services, Inc. (the “Company”) for the fiscal year ended December 31, 2013 (the “Form 10-K”) in which you requested additional information related to Note 21 – Contingencies, in the Notes to Consolidated Financial Statements. For your convenience, the comment from your letter is repeated below in italics. The Company’s response is shown following your comment.
Comment
1. We note your disclosure regarding the Southeastern Pennsylvania Transportation Authority (“SEPTA”) putative class action complaint. Please tell us, and revise future filings to disclose:

•	The amount or range of reasonably possible losses;

•	That reasonably possible losses cannot be estimated, or;

•	That any reasonably possible losses are not material to your financial statements.

Refer to ASC 450-20-50 for guidance.
Response to Comment
At the time the Company filed the Form 10-K, the litigation had not progressed to a point where management could determine whether or not any loss was reasonably probable in connection with SEPTA’s putative class action complaint and there was not enough information available to reasonably estimate even a range of possible losses. This is supported by the fact that, at the time of filing the Form 10-K, the judge handling the case had stayed all discovery, had not yet heard oral argument on the Company’s motion to dismiss and class certification had not been granted. The judge had originally scheduled oral argument on the Company’s motion to dismiss for February 7, 2014, but oral argument was subsequently postponed to March 27, 2014. Oral arguments took place on April 29, 2014. At the time the Company filed the Form 10-K, the Company believed that the allegations asserted in SEPTA’s amended complaint were without merit and intended to defend vigorously against the claims.
Following oral argument on the Company’s motion to dismiss, a decision on the motion to dismiss was expected late in the second quarter or early in the third quarter of 2014. The Company updated the disclosure related to this matter, as necessary, in its subsequently filed Quarterly Reports on Form 10-Q during 2014, however, as of the date of this letter, the judge has not yet ruled on the Company’s motion to dismiss, discovery remains stayed and class certification has not been granted.
The Company will revise future filings, beginning with the Annual Report on Form 10-K to be filed for the fiscal year ended December 31, 2014, to disclose, depending on the status of the litigation at that time: the amount or range of reasonably possible losses, or; that reasonably possible losses cannot be estimated, or; that any reasonably possible losses are not material to our financial statements.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been fully responsive to your comment letter. Please feel free to contact me at (717) 530-2294 or dboyle@orrstown.com if you need additional information or clarification. Thank you for your attention to this matter.

Sincerely,

/s/ David P. Boyle

David P. Boyle
Executive Vice President & Chief Financial Officer

Copy to:	Thomas R. Quinn, Jr., President and Chief Executive Officer
John J. Spidi, Esq., Jones Walker LLP